February 7, 2025

Regina Graul, Ph.D.
President and Chief Executive Officer
Cyclerion Therapeutics, Inc.
245 First Street, 18th Floor
Cambridge, Massachusetts, 02142

       Re: Cyclerion Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed February 4, 2025
           File No. 333-284690
Dear Regina Graul Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   William J. Michener